EXHIBIT (a)(5)(iii)

EXCEL LEGACY CORPORATION
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128

August 10, 2001

To the Debtholders of Excel Legacy Corporation:

    Price Enterprises, Inc. has commenced an exchange offer for all of Legacy's outstanding 9% Convertible Redeemable Subordinated Secured Debentures due 2004 and 10% Senior Redeemable Secured Notes due 2004. Enterprises is also soliciting the consents of holders of the Legacy debentures and Legacy notes to amend the indentures governing the Legacy debentures and Legacy notes to release the collateral securing these securities.

    If you choose to exchange your Legacy debentures and Legacy notes in the exchange offer, you will receive 66.67 shares of Enterprises' 8 3/4% Series A Cumulative Redeemable Preferred Stock for each $1,000 in principal amount of Legacy debentures and Legacy notes exchanged. Interest on the Legacy debentures and Legacy notes tendered will continue to accrue and be payable on the normal interest payment date of August 15, 2001, but will not accrue or be payable from that date to the date of exchange. Instead, you will be deemed a holder of Enterprises Series A preferred stock as of August 16, 2001 with respect to the payment of future distributions on the Enterprises Series A preferred stock.

    The exchange offer is being made upon the terms and subject to the conditions set forth in the enclosed Consent Solicitation Statement/Prospectus dated August 7, 2001 and related Consent and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the exchange offer and consent solicitation.

    Enterprises and Legacy have entered into a merger agreement, which provides that a wholly-owned subsidiary of Enterprises will merge with and into Legacy and Legacy will become a wholly-owned subsidiary of Enterprises. The merger agreement obligates Enterprises to commence the exchange offer and consent solicitation. The exchange offer and consent solicitation are conditioned on the completion of the merger and other general conditions described in the Consent Solicitation Statement/Prospectus.

    You should note that the exchange offer (and your ability to exchange your debentures and notes) will expire at 5:00 p.m., New York City time, on September 11, 2001. The enclosed Consent and Letter of Transmittal gives you detailed instructions on how to exchange your debentures and notes and consent to the proposed amendments.

    In addition to the Consent Solicitation Statement/Prospectus and Consent and Letter of Transmittal of Enterprises, you are also receiving a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission. After careful consideration, Legacy's board has determined that the exchange offer is fair to, and in the best interests of, holders of Legacy debentures and Legacy notes and unanimously recommends that you accept the offer and tender your Legacy debentures and Legacy notes and consent to the proposed amendments.

    The management and directors of Legacy thank you for the support you have given the company. If you have any questions regarding the exchange offer or need assistance in exchanging your debentures or notes or providing your consent, please contact Mellon Investor Services LLC, the Information Agent for the exchange offer, at (800) 335-7842 (toll-free). You may also call Graham R. Bullick, Ph.D., Senior Vice President—Capital Markets of Enterprises and Legacy, at (858) 675-9400 ext. 316.

                        Sincerely,

                        Gary B. Sabin
                         President and Chief Executive Officer